

August 7, 2013

<u>Via E-mail</u>
Bryan Hammond
Chief Executive Officer
Explore Anywhere Holding Corp.
1 Tara Boulevard, Suite 200
Nashua, NH 03062

> **Re: Explore Anywhere Holding Corp.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 25, 2013**
> **File No. 001-33933**

Dear Mr. Hammond:

We have reviewed your amended filing and have the following comment.

<u>General</u>

1. We note that other than with respect to comments four and seven, your responses and revised disclosures are not responsive to our comments in our letter dated June 19, 2013. As such, we are unable to evaluate your transaction with Sponsor Me, Inc. until you provide us with detailed responses, and where indicated, comprehensive legal analysis related to the issues raised in our prior comment three, as well as disclosures responsive to Item 14 of Schedule 14A. In this regard we also refer you to comment three in our letter dated May 10, 2013 and comment five in our letter dated June 19, 2013. In addition, we note the following:

   - In response to prior comment two you state that "the current operations will continue with the addition of the business of Sponsor Me." Without an understanding of which entity will be considered the accounting acquiror following the acquisition, your response is insufficient also in light of the fact that as indicated in comment one in our letter dated May 10, 2013, the holders of shares issued in the acquisition will control approximately 74.5% of the company's stock.

   - To the extent that you intend to incorporate certain information by reference, you must observe the requirements set forth in Note D.1 and Item 14(e) of Schedule 14A. In this regard we note your revised disclosure on page 11 in partial response to comment five in our letter dated June 19, 2013.

   - In response to comments six and eight in our letter dated June 19, 2013, while you indicate that the disclosures have been revised to address the comments, we note that

(i) you have not revised your disclosures to indicate that the stock split is conditioned on the stockholders' approval of the share exchange transaction, or (ii) modified the proxy card to indicate "approval" by the solicited shareholders.

As such, we reissue comments one through three, five, six and eight in our letter dated June 19, 2013.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
       Harold Gewerter, Esq.
       Justin Frere